                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                              Century Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Shares of beneficial interest, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   156671109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Murray R. Wise
                     2407 South Neil Street, P.O. Box 3009
                           Champaign, Illinois 61826
                                 (217) 352-6000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                May 3, 2000 (1)
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     (1)1 Mr Wise is filing this Schedule 13D in relation to his being elected to the board of directors of the Issuer. Mr. Wise was a "passive investor" as that term is used in Securities and Exchange Commission ("SEC") Release No. 34-39538 prior to being elected to the board of directors of the Issuer, was invited by the board of the Issuer to be considered for election to the board of directors, and has not changed his investment intent as a result of his election as a director. Mr. Wise has learned through recent communications with counsel at the SEC that the SEC has taken the position that upon election to the board of directors of an issuer an individual is no longer able to be considered a "passive investor," and although Mr. Wise believes he still meets the definition of a "passive investor," he is filing this Schedule 13D promptly upon being so advised.

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 156671109               13D                          PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Murray R. Wise
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
    N/A                                                                  (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF and AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      113,650
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      113,650
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        113,650
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
      N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.61%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

Item 1.  Security and Issuer
         This statement relates to the Shares of beneficial interest, no par value, in Century Realty Trust (the "Issuer"). The Issuer's principal executive offices are located at 823 Chamber of Commerce Building, Indianapolis, Indiana 46204

Item 2.  Identity and Background
         This statement is being filed by Murray R. Wise ("Mr. Wise"), 2407 South Neil Street, P. O. Box 3009, Champaign, Illinois 61826. Mr. Wise's occupation is an Agricultural Real Estate Asset Manager at Westchester Group, Inc., 2407 South Neil Street, Champaign, Illinois. During the last five years Mr. Wise has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Wise is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         The $62,498.00 used to purchase Shares of the Issuer during the past sixty days (as shown on Exhibit A attached hereto) and the funds used or to be used in making purchases


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         reported hereunder by Mr. Wise come from Mr. Wise's personal funds, except as to purchases by affiliated entities, for which the funds used were the direct funds of those entities. None of these funds were borrowed or obtained from others.

Item 4.  Purpose of Transaction
         Mr. Wise acquired the Shares for his personal investment purposes and in the ordinary course of his personal investment activities. Mr. Wise will, from time to time, evaluate his investment holdings and, based on the nature of such holdings and other market opportunities, he may determine to purchase or sell the Shares of the Issuer or other securities.

Item 5.  Interest in Securities of the Issuer
         (a) As of the date hereof, Mr. Wise beneficially owns an aggregate of 113,650 Shares of beneficial interest of the Issuer (or approximately 6.61% of the Issuer's outstanding shares, based upon 1,718,331 Shares outstanding as set forth in the Issuer's most recent filing with the Securities and Exchange Commission.)
         (b) Mr. Wise has the sole power to vote, and dispose of, all of the shares beneficially owned by him.
         (c) Except as set forth on attached Exhibit A, which is hereby incorporated by reference, no transactions in the Shares had been effected during the past 60 days by Mr. Wise.
         (d) Mr. Wise does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by him.
         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Wise is not a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.


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Item 7.  Material to be Filed as Exhibits.
         Exhibit A - Acquisitions of Shares by Mr. Wise during the Past Sixty Days.


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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        June 9, 2000
-----------------------------
Date


     /s/ Murray R. Wise
-----------------------------
Signature


Murray R. Wise

-----------------------------
Name/Title








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                                  EXHIBIT INDEX
                                  -------------

Exhibit A - Acquisitions of Shares by Mr. Wise
            During the Past Sixty Days.




                                    EXHIBIT A
                                    ---------
                       Acquisitions of Shares by Mr. Wise
                           During the Past Sixty Days

                       ----------------------------------






                       Date of         Number    Aggregate   Price Per
       Entity        Transaction     of Shares     Price      Share
       ------        -----------     ---------     -----      -----

      Travinap      April 4, 2000        200      $ 2,150     $10 3/4
      Parternship
      Pension

      Travinap      April 19, 200        800      $ 8,600     $10 3/4
      Partnership
      Pension

      Mr. Wise      April 19, 200      1,000      $10,630     $10 5/8

      Mr. Wise      April 19, 2000     1,000      $10,500     $10 1/2

      Mr. Wise      April 20, 2000     1,000      $10,000     $    10

      Mr. Wise      April 20, 2000     1,000      $ 9,880     $ 9 7/8

      Mr. Wise      April 20, 2000     1,000      $ 9,750     $ 9 3/4

      Mr. Wise      May 4, 2000          100      $   988     $ 9 7/8





    All Shares were purchased in transactions on the NASDAQ National Market.